                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              VALUE PROPERTY TRUST
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    919904102
                              ---------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement /x/ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 11 Pages
                                Exhibit Index: 9

                                  SCHEDULE 13G

CUSIP NO. 919904102                                           PAGE 2 OF 11 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a. / /
                                             b. / /

3        SEC Use Only

4        Citizenship or Place of Organization

                 DELAWARE

                     5    Sole Voting Power
  Number of                       1,167,631
   Shares
Beneficially         6    Shared Voting Power
  Owned By                        0
    Each
  Reporting          7    Sole Dispositive Power
   Person                         1,167,631
    With
                     8    Shared Dispositive Power
                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                  1,167,631

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                   / /

11       Percent of Class Represented By Amount in Row (9)

                                  10.4%

12       Type of Reporting Person*

          BD, IA, PN

                                  SCHEDULE 13G

CUSIP NO. 919904102                                           PAGE 3 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  / /

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5      Sole Voting Power
  Number of                         0
   Shares
Beneficially           6      Shared Voting Power
  Owned By                          1,167,631
    Each
  Reporting            7      Sole Dispositive Power
   Person                           0
    With
                       8      Shared Dispositive Power
                                    1,167,631

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0
10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                     / /

11       Percent of Class Represented By Amount in Row (9)

                                    0.0%

12       Type of Reporting Person*

         IN, HC

                                  SCHEDULE 13G

CUSIP NO. 919904102                                           PAGE 4 OF 11 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  / /

3        SEC Use Only

4        Citizenship or Place of Organization

                 UNITED STATES

                      5       Sole Voting Power

  Number of                         0
   Shares
Beneficially          6       Shared Voting Power
  Owned By                          1,167,631
    Each
  Reporting           7       Sole Dispositive Power
   Person                           0
    With
                      8       Shared Dispositive Power
                                    1,167,631

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                / /

11       Percent of Class Represented By Amount in Row (9)

                                    0.0%

12       Type of Reporting Person*

         IN, HC

Item 1(a)  NAME OF ISSUER:

           Value Property Trust (the "Issuer").

Item 1(b)  ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           120 Albany Street, 8th Floor, New Brunswick, New Jersey 08901.

Item 2(a)  NAME OF PERSON FILING:

           This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

    (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, New York 10167.

   (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, New York 10167.

  (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, New York 10167.

Item 2(c)  CITIZENSHIP:

    (i)    Angelo, Gordon is a Delaware limited partnership.

   (ii)    Mr. Angelo is a citizen of the United States.

  (iii)    Mr. Gordon is a citizen of the United States.

Item 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $1.00 par value (the "Shares").

Item 2(e)  CUSIP NUMBER:

           919904102

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

   (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section
         203 of the Investment Advisers Act of 1940.

   (ii)  Mr. Angelo is a "parent holding company".

  (iii)  Mr. Gordon is a "parent holding company".

Item 4.  OWNERSHIP:

(a)      AMOUNT BENEFICIALLY OWNED:

   (i) As of November 30, 1995, Angelo, Gordon may be deemed to be the beneficial owner of 1,167,631 Shares as a result of voting and dispositive powers that it held with respect to the 209,273 Shares it held for its own account and 958,358 Shares held for the account of fourteen private investment funds for which it acts as general partner and/or investment adviser.

  (ii) Mr. Angelo may be considered a beneficial owner of the 1,167,631 Shares held by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

 (iii) Mr. Gordon may be considered a beneficial owner of the 1,167,631 Shares held by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

(b)      PERCENT OF CLASS:

         The number of Shares beneficially owned by Angelo, Gordon constitute 10.4% of the total number of Shares outstanding.

(c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                                         Angelo, Gordon      Mr. Angelo       Mr. Gordon
                                         --------------      ----------       ----------
   (i)   sole power to vote or to
         direct the vote:                     1,167,631               0                0

  (ii)   shared power to vote or
         to direct the vote:                          0       1,167,631        1,167,631

 (iii)   sole power to dispose or
         to direct the disposition of:        1,167,631               0                0

  (iv)   shared power to dispose or
         to direct the disposition of:                0       1,167,631        1,167,631

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         This Item 5 is not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The limited partners of (or investors in) each of fourteen funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         See Exhibit B.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         This Item 8 is not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         This Item 9 is not applicable.

Item 10. CERTIFICATION:

         By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 1996           ANGELO, GORDON & CO., L.P.

                                   By:  AG Partners, L.P.
                                        General Partner


                                        By:   /s/ Michael L. Gordon
                                              ----------------------------------
                                              Name:  Michael L. Gordon
                                              Title:   General Partner



                                   /s/ John M. Angelo
                                   ---------------------------------------------
                                   JOHN M. ANGELO


                                   /s/ Michael L. Gordon
                                   ---------------------------------------------
                                   MICHAEL L. GORDON

                                    EXHIBITS

                                                                            PAGE
                                                                            ----
A.   Joint Filing Agreement, dated February 7, 1996
     by and among Angelo, Gordon & Co., L.P.,
     Mr. John M. Angelo and Mr. Michael L. Gordon. . . . . . . . . . . .     10

B.   Item 7 disclosure . . . . . . . . . . . . . . . . . . . . . . . . .     11